Exhibit (c)(1)

[LETTERHEAD]

November 23, 2005	CRA No. 008042-00

Mr. James R. Mellor
Chairman of the Independent Committee
Net2Phone, Inc.
c/o Stephen Fraidin, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, Y 10222-4611

Re:      Valuation of Net2Phone Intellectual Property

Dear Mr. Mellor:

The Independent Committee of the Board of Directors of Net2Phone, Inc. (hereinafter, “Net2Phone”), through its counsel, Kirkland & Ellis LLP (hereinafter, “Kirkland & Ellis”), has retained CRA International, Inc. (hereinafter, “CRA”) to determine the fair market value of Net2Phone’s intellectual property (hereinafter, the “Intellectual Property”) as of September 1, 2005. The intended use of this valuation is to assist the Independent Committee in evaluating a tender offer made by IDT Corporation (hereinafter, “IDT) for the remaining outstanding shares of Net2Phone that IDT does not already own. In addition, it is our understanding that the Independent Committee has retained the Blackstone Group to provide additional valuation services pertinent to the Independent Committee’s consideration of the IDT tender offer. A valuation report (hereinafter, the “Valuation Report”) has been concurrently submitted to Kirkland & Ellis which details CRA’s work and contains information that may be privileged and confidential. This transmittal letter summarizes the scope of CRA’s work, the information and valuation approaches considered and used, and the resulting value conclusion as detailed in the Valuation Report.

For purposes of the Valuation Report, fair market value is defined as the amount at which the Intellectual Property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the facts. In the context of the intended use of the Valuation Report, CRA has valued only the Intellectual Property that is not inherently included in the Blackstone Group’s business valuation of Net2Phone. Consequently, the only Intellectual Property assets explicitly valued, as discussed in the Valuation Report, are Net2Phone’s patent rights exclusive of Net2Phone’s right to practice its patent rights in its own business. These patent assets consist of (as of September 1, 2005) 32 granted or allowed U.S. patents, 21 pending U.S. patents, 2 French patents (without a US counterpart) and related issued and pending foreign counterparts.

In forming its opinion of value of the Intellectual Property, CRA conducted an assessment of Net2Phone’s patents consisting of, among other things, the following steps:

•	Identify Net2Phone’s patent assets, including issued and pending U.S. patents and foreign counterparts through independent research and correspondence with Net2Phone and Net2Phone’s outside patent counsel;

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Mr. James R. Mellor November 23, 2005 Page 2

•	Reviewing all patent and patents applications using published patents, confidential unpublished patent applications, privileged correspondence related to the prosecution history of certain Net2Phone patents, and patent analytic and summary data as provided by various third party vendors of patent data;

•	Conducting a technical review session of Net2Phone’s patent portfolio with Net2Phone technical personnel to allow CRA to:

•	Categorize individual patents into groups that represent a bundle of rights that relate to the same commercial application, and

•	Identify key patents and distinctives for each patent group that may lead to commercial value within the defined commercial application(s) for the patent group;

•	Rating / ranking the patent groups according to potential value based on the above, and selecting the highest potential value patent group for further analysis.

The single highest potential value patent group identified from the aforementioned steps includes several patents that relate primarily to establishing point-to-point communication over a packet-based network and may cover one or more industry standards related to Voice over Internet Protocol (hereinafter, “VoIP”) such that current and / or future VoIP service providers or network equipment providers complying with said standard(s) may be infringing one or more claims of certain Net2Phone patents.

In forming our opinion of value for the Net2Phone Intellectual Property, CRA also considered information related to, among other things, the following:

•	Market research reports regarding the VoIP market in the U.S. and worldwide;

•	Analyst reports for companies in the VoIP market space;

•	VoIP-related industry standards;

•	Privileged and / or confidential work product, prepared by or for Net2Phone, related to the potential commercialization value of Net2Phone’s patent portfolio;

•	Confidential correspondence related to offers made for the purchase of portions of the Net2Phone patent portfolio;

•	Discussions with parties who have made offers to purchase of portions of the Net2Phone patent portfolio;

•	Confidential license agreement for certain intellectual property rights between Net2Phone and an industry sponsored consortium;

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Mr. James R. Mellor November 23, 2005 Page 3

•	Confidential strategic alliance agreement and related subsequent settlement agreement between Net2Phone, a third party, and the joint venture entity resulting from the strategic alliance agreement[1];

•	Confidential and public information related to acquisitions made by Net2Phone;

•	Confidential license agreements executed by a company acquired by Net2Phone for licensing-in certain patent rights;

•	Publicly available information related to the sale of patent portfolios and potentially comparable patent license agreements; and

•	Publicly available statistics on the probabilities of success in patent infringement cases and the cost of litigating patent infringement cases in the U.S.

CRA considered multiple valuation approaches that are generally classified into the Cost, Market, and Income Approaches. Given the nature of the intellectual property assets being valued and the information available, the Market Approach and a form of the Income Approach were ultimately used, as detailed in the Valuation Report. The Market Approach analysis specifically considered offers made on a significant portion of Net2Phone’s patent portfolio and publicly observable sales for patent portfolios. The Income Approach was used to determine the risk-adjusted present value of royalties that could be achieved from licensing / enforcing the highest rated patent group to / against VoIP service and / or network equipment providers that comply with certain VoIP industry standards, as discussed above and in more detail in the Valuation Report.

Our Market and Income Approach analyses indicated that there is a wide range of possible outcomes for the value of Net2Phone’s Intellectual Property, which are in part due to risks and uncertainties associated with licensing / enforcing a patent portfolio of this nature. Based on CRA’s analyses, consideration of the information detailed in the Valuation Report, and assessment of the risks, uncertainties and opportunities associated with the Intellectual Property, it is our opinion that the fair market value of Net2Phone’s Intellectual Property as of September 1, 2005, which comprises all of the Net2Phone Intellectual Property value that is not already included in the going-concern business value of Net2Phone being determined by the Blackstone Group, is approximately $20 – $35 million.

1

As detailed in the Valuation Report, complete information required to determine the specific Intellectual Property Rights retained by the third party as a result of the strategic alliance agreement and the subsequent settlement agreement was not available. Consequently, CRA has made the assumption that the third party does not retain broad rights to certain of Net2Phone’s patents. If the third party does, in fact, retain broad rights to certain of Net2Phone’s patents, it may have a material negative impact on the value of the Net2Phone Intellectual Property as determined in the Valuation Report.

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Mr. James R. Mellor November 23, 2005 Page 4

This letter is subject to the Statement of Limiting Conditions and Assumptions that is included as an integral part of the Valuation Report, and is incorporated herein as an attachment to this letter.

Sincerely yours,

CRA INTERNATIONAL

/s/ Brian R. Oliver
Brian R. Oliver
Vice President

Attachment
BRO/rbg

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Mr. James R. Mellor November 23, 2005 Page 5

STATEMENT OF LIMITING CONDITIONS AND ASSUMPTIONS

The purpose of this study is to appraise the fair market value of the Intellectual Property of Net2Phone, Inc. as of September 1, 2005, assuming an arm’s length transaction involving unrelated parties. It is our understanding that the intended use of this appraisal is to assist the Independent Committee of the Board of Directors of Net2Phone in evaluating a tender offer by IDT Corporation to acquire the remaining outstanding shares of Net2Phone that IDT does not already own.

In connection with our work, representatives of Net2Phone and its agents have provided us with financial, technical, legal and other related information, some of which may be privileged and / or confidential. CRA has accepted this information as fairly reflecting the business prospects of the subject assets for the respective periods, except as specifically noted herein. Publicly available information, such as market forecasts, patent / technology transactions and comparable technology license agreements have been obtained from sources generally deemed reliable. While CRA believes the information relied upon to be both accurate and complete, it does not represent this information as such, and has accepted the information without further verification, except as specifically noted herein.

To the extent Net2Phone provides CRA’s reports and/or findings to any third party, Net2Phone agrees to hold harmless and indemnify CRA, its officers, employees, representatives, agents, and affiliates, including its respective successors in interest, from and against any and all third party claims, liabilities, demands, and causes of action that arise from, pertain to, or are otherwise related to any service provided, including reports prepared, by CRA with respect to the above-referenced matter. The total liability of CRA shall be limited to the total amount of fees paid to CRA under this engagement. Under no circumstances shall CRA be liable for consequential, punitive, incidental, or special damages or claims in the nature of lost profits, lost revenue, or lost opportunity costs. None of the foregoing indemnifications, exclusions or limitations of liability shall apply to CRA’s breach of the confidentiality obligations herein or its gross negligence or willful misconduct.

Neither CRA nor any of its employees has any present or contemplated future interest in Net2Phone or, specifically, the assets valued in this report. Neither our employment nor our compensation is in any way contingent upon the estimates contained in this report. Finally, to the extent that witnesses from CRA are needed to testify in support of the valuation, CRA will supply those witnesses under a separate agreement under CRA’s then current rates and terms for providing expert testimony.

/s/ Brian R. Oliver	11/23/05

Brian R. Oliver	Date

/s/ Richard Razgaitis	11/23/05

Richard Razgaitis	Date